

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 29, 2010

Mail Stop 4631

<u>Via U.S. mail</u>

Timothy J. Koziol
Chief Executive Officer
General Environmental Management, Inc.
3191 West Temple Avenue, Suite 250
Pomona, CA 91768

Re: **General Environmental Management, Inc.**
        Preliminary Proxy Statement on Schedule 14A Amendment No.3
        Filed on: January 29, 2010
        File No.: 033-55254-38

        Form 10-K for the Fiscal Year Ended December 31, 2008
        Filed on: April 15, 2009
        File No.: 033-55254-38

Dear Mr. Koziol:

        We have completed our review of your preliminary proxy statement and annual report on Form 10-K for the fiscal year ended December 31, 2008 and have no further comments at this time.

                                Sincerely,

                                Pamela A. Long
                                Assistant Director

cc: Stanley Moskowitz, Esq.
     Via Facsimile at (858) 523-0444